EXHIBIT 11.1:
OIL-DRI CORPORATION OF AMERICA
Computation of Net Income Per Share
(in thousands except for per share amounts)

	Year Ended July 31,
	2017	2016	2015
Net income available to stockholders	$10,792	$13,613	$11,368
Less: Distributed and undistributed earnings allocated to nonvested restricted stock	(253)	(315)	(147)
Earnings available to common shareholders	$10,539	$13,298	$11,221

Shares Calculation

Average shares outstanding - Basic Common	5,017	4,986	4,955
Average shares outstanding - Basic Class B Common	2,083	2,050	2,019
Potential Common Stock relating to stock options and non-vested restricted stock	58	58	63
Average shares outstanding - Assuming dilution	7,158	7,094	7,037

Net Income Per Share: Basic Common	$1.60	$2.04	$1.73
Net Income Per Share: Basic Class B Common	$1.20	$1.53	$1.30
Net Income Per Share: Diluted Common	$1.47	$1.87	$1.59